FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F    X               Form 40-F
                       ------                       ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No       X
                  ------                 ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

            Contents:
                 1. Quarterly  Report for the Quarter Ended June 30, 2006
                 2. Press Release dated August 14, 2006
                 3. Press Release dated July 10, 2006

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526
and No. 333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended June 30, 2006

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                         N/A
   (Country of Incorporation)               (I.R.S. Employer Identification No.)


            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


      Registrant's telephone number, including area code: (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No___


      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                  Class                           Outstanding at June 30, 2006
---------------------------------------           ----------------------------
Common Stock, par value $0.01 per share                 19,405,736


------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                 THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006


                                ITEMS IN FORM 6-K


                                                                            Page

PART I - FINANCIAL INFORMATION.................................................4

  Item 1.  Financial Statements................................................4

           Condensed Consolidated Balance Sheets
           June 30, 2006 (unaudited) and December 31, 2005.....................4

           Condensed Consolidated Statements of Operations
           for the Three Months and Six Months Ended June 30, 2006
           (unaudited) and 2005 (unaudited)....................................5

           Condensed Consolidated Statements of Shareholders' Equity
           for the Six Months Ended June 30, 2006 (unaudited)..................6

           Condensed Consolidated Statements of Cash Flows
           for the Six Months Ended June 30, 2006 (unaudited) and 2005
           (unaudited).........................................................7

           Notes to the Condensed Consolidated Financial Statements............8

  Item 2.  Management's Discussion and Analysis of Financial Condition and
           Results of Operations..............................................12

  Item 3.  Quantitative and Qualitative Disclosures about Market Risk.........16

  Item 4.  Controls and Procedures............................................16


PART II - OTHER INFORMATION...................................................17
---------------------------

  Item 1.  Legal Proceedings..................................................17

  Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds........17

  Item 3.  Defaults Upon Senior Securities....................................17

  Item 4.  Submission of Matters to a Vote of Security Holders................17

  Item 5.  Other Information..................................................17

  Item 6.  Exhibits...........................................................17

PART I - FINANCIAL INFORMATION
Item 1.  Financial Information
------------------------------

                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS
                      June 30, 2006 and December 31, 2005

(US dollars in thousands, except per share data)                                        June 30,               December 31,
                                                                                   --------------------     -------------------
                                                                                          2006                     2005
                                                                                   --------------------     -------------------
                                                                                       (unaudited)
                                      Assets
Current assets:
 Cash and cash equivalents                                                                    $ 41,344                $ 37,358
 Investment securities                                                                           6,160                  15,928
 Accounts receivable, net of allowances for doubtful accounts of $150
 ($165 as at December 31, 2005)                                                                 10,810                  18,703
 Inventories                                                                                    33,907                  21,420
 Prepaid expenses and other current assets                                                       5,901                   4,196
 Income taxes receivable                                                                           432                     479
 Deferred income taxes                                                                           3,793                   3,237
                                                                                   --------------------     -------------------

  Total current assets                                                                         102,347                 101,321

Property, plant and equipment, net                                                              14,523                  14,542

Other assets                                                                                       822                     833

Deferred income taxes, noncurrent                                                                  580                     572
                                                                                   --------------------     -------------------

  Total assets                                                                               $ 118,272               $ 117,268
                                                                                   ====================     ===================

                       Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable                                                                             $ 13,628                 $ 6,580
 Accrued warranty expenses                                                                         958                   2,056
 Accrued payroll and employee benefits                                                           1,321                   3,833
 Accrued expenses                                                                                5,248                   5,987
 Income taxes payable                                                                                5                     417
                                                                                   --------------------     -------------------

  Total current liabilities                                                                     21,160                  18,873
                                                                                   --------------------     -------------------

  Total liabilities                                                                             21,160                  18,873
                                                                                   --------------------     -------------------

Shareholders' equity:
Common stock
 par value $0.01 each, 100,000,000 shares authorized, 19,405,736 shares
 outstanding (19,080,004 as at December 31, 2005)                                                  194                     191
 Additional paid-in capital                                                                      7,571                   6,122
 Retained earnings                                                                              89,543                  93,025
 Deferred compensation                                                                               -                    (203)
 Accumulated other comprehensive loss                                                             (196)                   (740)
                                                                                   --------------------     -------------------

  Total shareholders' equity                                                                    97,112                  98,395
                                                                                    --------------------     -------------------

  Total liabilities and shareholders' equity                                                 $ 118,272               $ 117,268
                                                                                   ====================     ===================

         See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                       CONSOLIDATED STATEMENTS OF INCOME
            Three months and six months ended June 30, 2006 and 2005

(US dollars in thousands,                                        Three months ended June 30,           Six months ended June 30,
 except per share data)                                       ---------------------------------     --------------------------------
                                                                   2006              2005               2006              2005
                                                              ---------------    --------------     --------------    --------------
                                                               (unaudited)        (unaudited)        (unaudited)       (unaudited)
Revenues:
Net sales                                                         $   21,035        $   31,131         $   39,502        $   53,605
Cost of goods sold
(exclusive of items shown separately below)                          (14,199)          (21,659)           (25,725)          (35,417)
                                                              ---------------    --------------     --------------    --------------
Gross profit                                                           6,836             9,472             13,777            18,188
                                                              ---------------    --------------     --------------    --------------

Operating expenses:
Selling, general and administrative expenses                          (7,192)           (6,032)           (13,842)          (12,691)
Research and development                                              (1,147)             (892)            (2,552)           (2,089)
Depreciation and amortization                                           (588)             (458)            (1,146)             (862)
Impairment of goodwill                                                     -            (6,015)                 -            (6,015)
                                                              ---------------    --------------     --------------    --------------
 Total operating expenses                                             (8,927)          (13,397)           (17,540)          (21,657)
                                                              ---------------    --------------     --------------    --------------

Operating loss                                                        (2,091)           (3,925)            (3,763)           (3,469)

Net interest and other income                                            664               226              1,177               445

Foreign currency gain (loss), net                                         61                14                153               (11)
                                                              ---------------    --------------     --------------    --------------

Loss before income taxes                                              (1,366)           (3,685)            (2,433)           (3,035)

Income tax benefit                                                       814               248                869                93
                                                              ---------------    --------------     --------------    --------------

Net loss                                                          $     (552)       $   (3,437)        $   (1,564)       $   (2,942)
                                                              ===============    ==============     ==============    ==============

Net loss per share:

Basic and diluted                                                 $    (0.03)       $    (0.18)        $    (0.08)       $    (0.16)
                                                              ===============    ==============     ==============    ==============

Weighted average number of
 common and common equivalent shares:

Basic and diluted                                                 19,360,894        19,005,208         19,232,840        18,932,945
                                                              ===============    ==============     ==============    ==============

Cash dividends declared per share
(2006: 5.0 cents for each of Q1 2006 and Q2 2006 (see note),      $        -        $    0.045         $     0.10        $     0.09
 2005: 4.5 cents for Q1 2005 and Q2 2005)
                                                              ===============    ==============     ==============    ==============

Note: The Q2 2006 dividend was declared on March 30, 2006.


      See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        AND COMPREHENSIVE INCOME (LOSS)
                         Six months ended June 30, 2006

                                                                                                   Accumulated
(US dollars in thousands)                       Common stock Additional                               other        Total
                                      Number                  paid-in      Deferred     Retained   comprehensive  shareholders'
                                     of shares     Amount     capital     compensation  earnings       loss        equity
                                     ----------  ----------  -----------  ------------  ---------  -------------  -------------

Balance at December 31, 2005         19,080,004      $ 191      $ 6,122        $ (203)  $ 93,025        $ (740)     $ 98,395
Elimination of remaining deferred
compensation balance upon adoption
of SFAS No. 123R                            -           -          (203)          203        -
Net loss                                    -           -           -             -       (1,564)          -          (1,564)
Unrealized gain on investment
 securities available-for-sale,
 net of nil tax                             -           -           -             -          -              91            91
Foreign currency translation,
 net of nil tax                             -           -           -             -          -             453           453
                                                                                                                  -------------
Comprehensive income                                                                                                  (1,020)

Issuance of stock                           813         -             8           -          -             -               8
Issuance of restricted stock             36,445         -           -             -          -             -               -
Amortisation of restricted stock              -         -           176           -          -             -             176
Stock options exercised                 288,474          3        1,468           -          -             -           1,471
Dividends paid                                -         -           -             -       (1,918)          -          (1,918)
                                     ----------  ----------  -----------  ------------  ---------- -------------  -------------
Balance at June 30, 2006             19,405,736      $ 194      $ 7,571        $  -     $ 89,543        $ (196)     $ 97,112
                                     ==========  ==========  ===========  ============  ========== =============  =============


  See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Six months ended June 30, 2006 and 2005

(US dollars in thousands)                                                              Six months ended June 30,
                                                                               -----------------------------------------
                                                                                      2006                  2005
                                                                               --------------------  -------------------
                                                                                   (unaudited)           (unaudited)

Cash flow from operating activities:
Net loss                                                                                  $ (1,564)            $ (2,942)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Deferred income taxes                                                                       (564)                (237)
  Depreciation and amortization                                                              1,147                  862
  Impairment of goodwill                                                                         -                6,015
  Gain on disposal and write off of property, plant and equipment                             (104)                 (54)
  Stock-based compensation expense                                                             184                   37
  Realized gain on trading securities                                                            -                  (24)
  Unrealized gain on trading securities                                                       (141)                   -
  Proceeds from sale of trading securities                                                       -                2,616
  Changes in current assets and liabilities:
    Decrease in accounts receivable                                                          8,024                1,348
    Increase in inventories                                                                (12,245)             (12,301)
    Increase in prepaid expenses and other current assets                                   (1,653)              (1,714)
    Increase in accounts payable                                                             7,034                4,731
    Decrease in accrued payroll and employee benefits                                       (2,513)                 (59)
    Decrease in accrued warranty expenses                                                   (1,109)                (370)
    (Decrease) increase in other accrued liabilities                                          (763)                 511
    Increase in net income taxes receivable                                                   (365)                  (6)
                                                                               --------------------  -------------------

Net cash used in operating activities                                                       (4,632)              (1,587)
                                                                               --------------------  -------------------

Cash flow from investing activities:
Proceeds received upon maturity of available-for-sale securities                            10,000                    -
Proceeds from sale of property, plant and equipment                                            409                   55
Purchase of property, plant and equipment                                                   (1,417)              (3,722)
                                                                               --------------------  -------------------

Net cash provided by (used in) investing activities                                          8,992               (3,667)
                                                                               --------------------  -------------------

Cash flow from financing activities:
Proceeds from stock options exercised                                                        1,471                  861
Dividends paid                                                                              (1,918)              (1,702)
                                                                               --------------------  -------------------

Net cash used in financing activities                                                         (447)                (841)
                                                                               --------------------  -------------------

Effect of currency exchange rate change on cash and cash equivalents                            73                 (374)
                                                                               --------------------  -------------------

Net increase (decrease) in cash and cash equivalents                                         3,986               (6,469)

Cash and cash equivalents:
  Beginning of period                                                                       37,358               27,614
                                                                               --------------------  -------------------

  End of period                                                                           $ 41,344             $ 21,145
                                                                               ====================  ===================

       See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006)
                (US dollars in thousands, except per share data)

1.   BASIS OF PRESENTATION

     FINANCIAL STATEMENT PRESENTATION
     The condensed consolidated financial statements of Radica Games Limited (the "Company" or "Radica") have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules and regulations. The accompanying unaudited condensed consolidated financial statements contain all normal and recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position of the Company as of June 30, 2006, and its results of operations and cash flows for the periods presented herein. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2005.

     Because the Company's business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in these unaudited condensed consolidated interim financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, valuation allowances for receivables and deferred income tax assets and provisions for product returns and warranties, as well as the provision for legal contingencies. Actual results could differ from the estimated results. Changes from those estimates are recorded in the period they become known.

     ACCOUNTING FOR STOCK BASED COMPENSATION
     Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by the Accounting Principles Board (APB)
     Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25 to account for its fixed-plan stock options. Under this method, compensation expense was recorded on the date of grant only if the then market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company continued to apply the intrinsic-value based method of accounting as described above, and adopted only the disclosure requirements of SFAS No. 123.

     Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payments. The Company has elected the modified prospective transition method as permitted by SFAS No. 123R, and accordingly, prior periods have not been restated to reflect the impact of SFAS No. 123R. Under this transition method, compensation cost recognized for the six-month period ended June 30, 2006 includes: (i) compensation cost for all stock-based payments granted prior to, but not vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original SFAS No. 123 and previously presented in the pro forma footnote disclosures), and (ii) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123R).

     The estimated value of the Company's stock-based awards (including stock options and restricted stocks), less expected forfeitures, is amortized over the awards' respective vesting period on a straight-line basis.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006)
                (US dollars in thousands, except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

     EFFECT OF ADOPTING SFAS NO. 123R
     Under SFAS No. 123R, the Company recognized $97 and $176, net of taxes, of compensation expense related to stock options and restricted stock for the three-month and six-month period ended June 30, 2006, respectively. Such stock-based compensation expense is included in selling, general and administrative expenses. The implementation of SFAS No. 123R did not have any impact on the Company's basic and diluted earnings per share or cash flows from financing activities for the second quarter of 2006.

     PRIOR PERIOD PRO FORMA PRESENTATIONS
     The Company has applied the modified prospective transition approach for adoption of SFAS No. 123R. Under the modified prospective approach, results for prior periods have not been restated to reflect the effects of implementing SFAS No. 123R. The following pro forma information, is presented for comparative purposes and illustrates the pro forma effect on net earnings and earnings per share for each period presented as if the Company had accounted for its stock options under the fair value method:

                                                        Three months     Six months
                                                           ended           ended
                                                        June 30, 2005   June 30, 2005
                                                        -------------   -------------

     Net loss as reported                                   $ (3,437)       $ (2,942)
     Add stock-based employee compensation expense
      determined under intrinsic-value-based method               28              37
     Deduct total stock-based employee compensation
      expense determined under fair-value-based method
      for all rewards, net of tax                               (199)           (339)
                                                        -------------   -------------
     Pro forma net loss                                     $ (3,608)       $ (3,244)
                                                        =============   =============

     Reported loss per share
       Basic                                                $  (0.18)       $  (0.16)
       Diluted                                              $  (0.18)       $  (0.16)

     Pro forma loss per share
       Basic                                                $  (0.19)       $  (0.17)
       Diluted                                              $  (0.19)       $  (0.17)

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior period cash flows used in operating activities to conform to the current period presentation. The effect of currency exchange rate change on non-cash and cash equivalents items for the six-month period ended June 30, 2005 was reclassified to relevant line items in the cash flow statements. The reclassification resulted in an increase of $273 in the amount of net cash used in operating activities for the six-month period ended June 30, 2005 to $1,587. A similar reclassification was also made to cash flow from investing activities which resulted in an increase of $10 in the amount of net cash used in investing activities for the six-month period ended June 30, 2005.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006)
                (US dollars in thousands, except per share data)

2.   LOSS PER SHARE

     Basic loss per share is computed by dividing reported net loss by the weighted average number of common shares outstanding during each period. Diluted loss per share is computed by dividing reported net loss by the weighted average number of common shares and the effect of all dilutive potential common stock outstanding during each period. Diluted loss per share for the three and six months ended June 30, 2006 and 2005 is the same as basic loss per share due to dilutive potential common stock has no effect on net loss position for the period.

     The following table sets forth the computations of loss per share:

                                                       Three months ended June 30,   Six months ended June 30,
                                                       --------------------------   ---------------------------
                                                           2006          2005           2006           2005
                                                       ------------  ------------   ------------   ------------
     Numerator for basic and diluted loss per share:
      Net loss                                         $      (552)  $    (3,437)   $    (1,564)   $    (2,942)
                                                       ============  ============   ============   ============

     Denominator:
      Basic and diluted weighted average shares         19,360,894    19,005,208     19,232,840     18,932,945
                                                       ------------  ------------   ------------   ------------

     Basic and diluted loss per share:                 $     (0.03)  $     (0.18)   $     (0.08)   $     (0.16)
                                                       ============  ============   ============   ============


3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                                    June 30,      December 31,
                                                      2006            2005
                                                 -------------   -------------

     Raw materials                                    $ 5,369         $ 2,085
     Work in progress                                  13,915           6,982
     Finished goods                                    14,623          12,353
                                                 -------------   -------------

                                                     $ 33,907        $ 21,420
                                                 =============   =============

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006)
                (US dollars in thousands, except per share data)

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                       June 30,     December 31,
                                                         2006           2005
                                                     ------------   ------------

     Land and buildings                                  $ 9,855       $ 10,251
     Plant and machinery                                  11,464         10,767
     Furniture and equipment                               8,558          8,064
     Leasehold improvements                                3,335          3,307
                                                     ------------   ------------

          Total                                         $ 33,212       $ 32,389
     Less accumulated depreciation and amortization      (18,689)       (17,847)
                                                     ------------   ------------

                                                        $ 14,523       $ 14,542
                                                     ============   ============


     In November 2002, the AICPA International Practices Task Force (the "Task Force") discussed an issue relating to accounting for land use rights in China. The Task Force view is that China land use rights are considered operating leases, as they are long-term leases of lands, which do not transfer title. As of June 30, 2006 and December 31, 2005, other assets of $822 and $833 respectively, comprise prepaid land use rights. The prepaid land use rights have a term of 50 years.

5.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                                       June 30,     December 31,
                                                         2006           2005
                                                     ------------   ------------

     Accrued advertising expenses                        $ 1,129       $ 1,761
     Accrued license and royalty fees                      1,263         1,796
     Commissions payable                                      88            68
     Other accrued liabilities                             2,768         2,362
                                                     ------------   ------------

                                                         $ 5,248       $ 5,987
                                                     ============   ============

6.   PLEDGE OF ASSETS

     At June 30, 2006, the Company has general banking facilities including overdraft and trade facilities totaling $5,049 available for immediate borrowing. The facilities are collateralized by leasehold land and buildings with an aggregate net book value of $1,496.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006)
                (US dollars in thousands, except per share data)

7.   LITIGATION

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owner of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (AutoID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson was contesting that the use of machines that incorporate this patented technology infringes on their intellectual property ("IP") rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson was stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which had bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that Lemelson's patent claims are invalid. On September 9, 2005, Lemelson's appeal to the Court of Appeals for the Federal Circuit was denied and the judgment of the District Court was affirmed. Subsequently, Lemelson filed a Petition for Panel Rehearing and Rehearing En Banc to review the Court of Appeals' September 9, 2005 Order that affirmed the judgment of the District Court. On November 16, 2005 the Court of Appeals for the Federal Circuit affirmed its September 9, 2005 ruling and denied the Petition for Rehearing En Banc. The prior pending claim or litigation, specifically, Lemelson Medical Education Foundation v. ESCO Electronics, et al.; CIV-00-0660 PHX HRH in the U.S. District Court for the District of Arizona was dismissed with prejudice and final judgment was entered in favor of Radica on February 3, 2006.

     In 2005, the Company and its subsidiary Radica (Macao Commercial Offshore) Limited (the "Radica parties") were involved in litigation initiated by AtGames Holdings Limited which challenged the exclusivity of Radica's rights to the Play TV Sega Genesis games. In late December 2005, the arbitrator issued an interim decision in favor of Sega Corporation in its arbitration against AtGames. Subsequently, in January 2006, AtGames voluntarily dismissed (without prejudice) its complaint against Radica and Radica Macao. At present, there is no pending litigation or arbitration against the Radica parties arising out of this matter.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the attached unaudited interim financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the United States Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Founded in 1983 by Americans living in Hong Kong,  Radica Games Limited (NASDAQ:
RADA) was incorporated in Bermuda in 1993. We are headquartered in Hong Kong and manufacture most of our products in our factory in southern China. In 1994 we went public when our shares began trading on the Nasdaq National Market.

We manufacture and market a diverse line of electronic entertainment products covering multiple product lines - Electronic games carrying the Radica and Play TV(R) brand names, Gamester(R) branded video game controllers and accessories, youth electronics carrying the Girl Tech(R) brand name, Cupcakes(R) dolls, Cube World(TM) portable handheld devices and 20Q(TM), the award winning electronic line based on the classic guessing game. Our factory also manufactures for other companies in the electronic game industry. We market our products through subsidiaries in the United States, the United Kingdom, Canada, Macau and Hong Kong. Our largest market is in the United States where in 2005 we had the second largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc.

RESULTS OF OPERATIONS

The following table sets forth items from our Condensed Consolidated Statements of Operations as a percentage of net sales:

                                                   Three months ended June 30,
                                             ---------------------------------
                                                  2006              2005
                                             ---------------   ---------------

Net sales                                            100.0%            100.0%
Cost of goods sold                                   (67.5%)           (69.6%)
Gross margin                                          32.5%             30.4%

Selling, general and administrative expenses         (34.2%)           (19.4%)
Research and development                              (5.5%)            (2.9%)
Depreciation and amortization                         (2.8%)            (1.4%)
Impairment of goodwill                                (0.0%)           (19.3%)

Operating loss                                       (10.0%)           (12.6%)

Net interest and other income                          3.2%              0.7%
Foreign currency gain, net                             0.3%              0.1%

Loss before income taxes                              (6.5%)           (11.8%)
Credit for income taxes                                3.9%              0.8%
Net loss                                              (2.6%)           (11.0%)

We reported a net loss for the second quarter of $0.6 million or $0.03 per diluted share compared to $3.4 million or $0.18 per diluted share in the second quarter of 2005.

During the quarter, we incurred legal and other costs amounting to $0.4 million relating to the prospective merger with Mattel, Inc. announced on July 26, 2006. In addition, as a result of a change in the methodology used to calculate VAT in China by local officials, we booked a one time, additional VAT charge relating to 2004 and 2005 of $0.8 million during Q2 2006. Last year, in Q2 of 2005, we booked an impairment of goodwill charge of $6 million.

Sales for Q2 2006 decreased by 32% to $21.0 million from $31.1 million for the same period in 2005. Of this decrease $7.2 million came in non-core, low margin areas of business that were expected to decline including Play TV Legends, Video Game Accessories (VGA) and ODM sales. In addition, the decrease was due to the decision by a major customer to significantly increase the percentage of their orders from domestic supply and to decrease the percentage from import supply in 2006, which shifted the timing of a substantial amount of shipments from the second quarter to the third and fourth quarters of 2006. While this impacted our second quarter in comparison to the second quarter of 2005, this year's sales pattern is more typical of how this account was shipped in years prior to 2005. The following table shows revenue comparison by product lines for the quarter:

                               Three months ended June 30,         Six months ended June 30,
                           ---------------------------------   ---------------------------------
Product Lines                   2006              2005              2006              2005
                           ---------------   ---------------   ---------------   ---------------
(US Dollars in thousands)

Electronic Games                 $ 15,786          $ 22,990          $ 30,042          $ 40,088
Youth Electronics                   3,355             3,104             5,513             5,550
Other Electronic Toys                 287               648               735               498
Video Game Accessories                326             1,847             1,211             3,441
Manufacturing Services              1,281             2,542             2,001             4,028
                           ---------------   ---------------   ---------------   ---------------

TOTAL                            $ 21,035          $ 31,131          $ 39,502          $ 53,605
                           ===============   ===============   ===============   ===============

Gross profit margin for Q2 2006 was 32.5% compared to 30.4% in Q2 2005. This improvement was due to a shift in product mix from lower margin product lines to higher margin core categories offset by the $0.8 million VAT charge to cost of goods.

Operating expenses for the quarter decreased to $8.9 million from $13.4 million in Q2 2005. The decrease was due to the impact of the $6 million goodwill impairment charge in Q2 2005, a reduction in sales related variable expenses offset by an increase of $0.9 million of advertising and co-op expenses and $0.4 million of charges related to our strategic process and prospective merger.

The following table shows the major operating expenses:

                                                Three months ended June 30,
                                           -----------------------------------
(US$ in thousands)                              2006                 2005
                                           --------------       --------------

Advertising and co-op expenses                   $ 1,861                $ 924
Other selling and promotion expenses                 332                  503
Distribution fees                                    274                  307
Other general and administrative expenses          2,134                1,899
Indirect salaries and bonus                        2,591                2,399
Research and development expenses                  1,147                  892
Depreciation and amortization                        588                  458
Impairment of goodwill                                 -                6,015
Credit for income taxes                             (814)                (248)

CAPITAL RESOURCES AND LIQUIDITY

Our cash and investment securities totaled $47.5 million at June 30, 2006 as compared to $53.3 million at December 31, 2005. The $5.8 million decrease was mainly due to net cash used in operating activities of $4.6 million, purchase of property, plant and equipment of $1.4 million and dividend payment of $1.9 million. The decrease, however, has been partly offset by proceeds received from sale of property, plant and equipment of $0.4 million and proceeds received from stock options exercised of $1.5 million.

Our accounts receivable were $10.8 million at June 30, 2006 as compared to $18.7 million at December 31, 2005 and $16.7 million at June 30, 2005. Inventories increased to $33.9 million from $21.4 million at December 31, 2005 and showed a decrease as compared to $39.1 million at June 30, 2005. Our business is inherently seasonal. Normally our sales and accounts receivable have been lowest during the first and second quarters and highest during the third and fourth quarters. The decrease in accounts receivable related primarily to the decrease in sales in the first and second quarter of 2006 compared to the third and fourth quarter of 2005. The inventory increase from December 31, 2005 was primarily due to normal seasonality. Such seasonal changes in assets and liabilities are typical for the toy industry.

Current liabilities were $21.2 million at June 30, 2006, up $2.3 million from $18.9 million reported at December 31, 2005. This was largely due to an increase in purchases of raw materials for production during the period. There was no debt outstanding at June 30, 2006, December 31, 2005 and June 30, 2005.

At June 30, 2006, we had net assets of $97.1 million compared with $98.4 million at December 31, 2005. We had no derivative instruments or off-balance sheet financing activities during the quarter ended June 30, 2006. We believe that our existing cash, investment securities and credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. During 2006, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds will be sufficient to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

On January 6, March 30 and July 10, 2006, we declared first, second and third quarter dividends each of 5 cents per share that were paid on January 31, April 28 and July 31, 2006, respectively.

CRITICAL ACCOUNTING POLICIES

For a discussion of our critical accounting policies, see "Item 5. Operating and Financial Review and Prospects" in our 2005 Form 20-F.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on us is set out in our 2005 Form 20-F.

RISK FACTORS

For a discussion of our risk factors, see "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our 2005 Form 20-F.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS (CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995)

Certain written and oral statements made or incorporated by reference from time to time by us or our representatives in this Form 6-K, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, contain certain "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, or depend on the outcome of contingencies such as legal proceedings. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. For a more complete discussion of our risk factors, you are referred to the sections in our Form 20-F and Form 6-K identified above under the caption "Risk Factors". The forward-looking statements made in this Form 6-K speak only as of the date on which the statements are made.

ITEM 3.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The market risk disclosures have not materially changed from those appearing in our 2005 Form 20-F (see Item 11).

ITEM 4.     CONTROLS AND PROCEDURES

      Not Applicable.

PART II - OTHER INFORMATION

Item 1.     Legal Proceedings

      See Note 7 to the accompanying interim condensed financial statements.

Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds

      There were no unregistered sales of equity securities in the quarterly period covered by this report, except that, as disclosed in the Company's filings under the Securities Exchange Act of 1934, the Company permits any outside director to elect to receive some or all of the applicable director fees payable in shares of the Company's Common Stock valued at the then current market price. Such issuances are exempt from registration pursuant to Section 4(2) under the Securities Act of 1933, as being issuances not involving any public offering. In the quarter ended June 30, 2006, the Company issued an aggregate of 524 shares to an outside director in lieu of an aggregate of $5,245 of fees that would otherwise have been paid to such director in cash. No underwriters were involved in such transactions.

Item 3.     Defaults Upon Senior Securities

      None.

Item 4.     Submission of Matters to a Vote of Security Holders

      None.

Item 5.     Other Information

      None.

Item 6.     Exhibits

      None.


Supplemental Information:

As previously disclosed in our Form 6-K filing on August 16, 2005, Jon Bengtson, the Chairman of the Board of Radica Games, entered into a Rule 10b5-1 preset diversification program on July 6, 2005.

Rule 10b5-1 of the Securities Exchange Act of 1934 allows officers and directors to adopt written plans for trading the Company's securities in a non-discretionary, pre-scheduled manner in order to avoid concerns about initiating stock transactions when the insider may be aware of non-public information.

During the term of the trading plan, acting on behalf of a family trust, Mr. Bengtson intended to sell up to 100,000 shares, and the trading plan terminated when such shares were sold, or on June 30, 2006.

As announced on July 26, 2006, and reflected in our Form 6-K report filed July 27, 2006 Radica has entered into an agreement to be acquired by Mattel, Inc. in a transaction in which, upon consummation, Radica shareholders will receive $11.55 per share of Radica common stock.

SIGNATURE
---------



Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  RADICA GAMES LIMITED




Date:      August 14, 2006                            /s/ Craig D. Storey
        -----------------------                   ------------------------------
                                                  Craig D. Storey
                                                  Chief Accounting Officer

                              RADICA GAMES LIMITED
                         REPORTS SECOND QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
AUGUST 14, 2006                                      CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     CHIEF FINANCIAL OFFICER
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the second quarter ended June 30, 2006. The Company reported a net loss for the quarter of ($0.6) million or ($0.03) per diluted share compared to ($3.4) million or ($0.18) per diluted share in Q2 2005. Net loss for the six-month period ended June 30, 2006 was ($1.6) million or ($0.08) per diluted share compared to ($2.9) million or ($0.16) per diluted share for the same period in 2005.

During the quarter, the Company incurred legal and other costs amounting to $0.4 million relating to the prospective merger with Mattel, Inc. announced on July 26, 2006. In addition, as a result of a change in the methodology used to calculate VAT in China by local officials, the Company recorded a one time, additional VAT charge relating to 2004 and 2005 of $0.8 million during Q2 2006. In Q2 of 2005, the Company recorded a goodwill impairment charge of $6 million. On a non-GAAP basis, excluding these one time charges in both periods the Company made a profit for the quarter of $0.6 million compared to a profit of $2.6 million in Q2 of 2005.

Sales for Q2 2006 decreased by 32% to $21.0 million from $31.1 million for the same period in 2005. Of this decrease $7.2 million came in non-core, low margin areas of business that were expected to decline including Play TV Legends, Video Game Accessories (VGA) and ODM sales. The remainder of the unfavorable variance to Q2 of 2005 was due to the decision by a major customer to significantly increase the percentage of their orders from domestic supply and to decrease the percentage from import supply in 2006 as previously reported in the first quarter results. This shifts the timing of a substantial amount of shipments from the second quarter to the third and fourth quarters. While this impacted our second quarter in comparison to the second quarter of 2005, this year's sales pattern is more typical of how this account was shipped in years prior to 2005. Sales for the year-to-date decreased 26% to $39.5 million as compared to $53.6 million for the same period in 2005 for the same reasons.

Pat Feely, Radica's Chief Executive Officer said, "While our second quarter results were below 2005 given changes in customer order patterns, we are on track for the full year with our expectations. We continue to believe this will be a solid year as indicated by our strong year to date point of sale retail movement and solid fall listings as well as retail promotional support for fall."

"We look forward to our merger with Mattel and the many benefits that the synergy of our respective strengths can bring to our business. The process leading to a closing is continuing on schedule and we hope will be concluded in the fourth quarter. In the meantime it is business as usual at Radica," said Feely.

The following table shows the detailed revenue comparisons for the quarter:

                          Three months ended June 30,  Six months ended June 30,
                          ---------------------------  -------------------------
Product Lines                 2006           2005          2006          2005
                          ------------   ------------  -----------   -----------
(US Dollars in thousands)

Electronic Games             $ 15,786       $ 22,990     $ 30,042      $ 40,088
Youth Electronics               3,355          3,104        5,513         5,550
Other Electronic Toys             287            648          735           498
Video Game Accessories            326          1,847        1,211         3,441
Manufacturing Services          1,281          2,542        2,001         4,028
                          ------------   ------------  -----------   -----------

TOTAL                        $ 21,035       $ 31,131     $ 39,502      $ 53,605
                          ============   ============  ===========   ===========

Gross profit margin for Q2 2006 was 32.5% compared to 30.4% in Q2 2005 and was 36.1% after adjusting for the impact of the VAT charge in cost of goods. This improvement was due to a shift in product mix from lower margin product lines to higher margin core categories. Gross profit for the six-month period ended June 30, 2006 was 34.9% (or 36.8% as adjusted for the VAT charge) compared to 33.9% for the same period in 2005.

Operating expenses for the quarter decreased to $8.9 million from $13.4 million in Q2 2005. The decrease was due to the impact of the $6 million goodwill impairment charge in Q2 2005, a reduction in sales related variable expenses offset by an increase of $0.9 million of advertising and co-op expenses and $0.4 million of charges related to the Company's strategic process and prospective merger with Mattel. For the six months ended June 30, 2006, operating expenses decreased by $4.1 million from the comparative period in 2005 due to similar reasons.

Income tax benefit for the quarter stood at $0.8 million compared to $0.2 million in Q2 2005 and at $0.9 million year to date compared to $0.1 million in 2005 due to higher losses incurred during the quarter in the U.S. subsidiary.

At June 30, 2006 the Company had $47.5 million in cash and investment securities, and net assets of $97.1 million as compared to $31.0 million and $86.7 million respectively as of June 30, 2005 and $53.3 million and $98.4 million, respectively, at December 31, 2005. There was no debt at June 30, 2006, December 31, 2005 and June 30, 2005. Inventories increased to $33.9 million from $21.4 million at December 31, 2005 and decreased from $39.1 million at June 30, 2005 reflecting normal seasonality, improved inventory control and the change in ordering patterns from a large customer to later in the year as previously mentioned. Receivables decreased to $10.8 million from $18.7 million at December 31, 2005 and from $16.7 million at June 30, 2005 reflecting normal seasonality and reduced sales in the first half in comparison with 2005.

On July 10, 2006, the Company declared a third quarter dividend for fiscal 2006 of $0.05 per share, which was paid on July 31, 2006.

   The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including

   Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada, the U.K. and Macau, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.




                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands,                                     Three months ended June 30,     Six months ended June 30,
                                                              ---------------------------   ----------------------------
 except per share data)                                           2006            2005           2006           2005
                                                              ------------    ------------  ------------    ------------
                                                              (unaudited)     (unaudited)   (unaudited)     (unaudited)
Revenues:
 Net sales                                                    $    21,035     $    31,131   $    39,502     $    53,605
 Cost of goods sold
  (exclusive of items shown separately below)                     (14,199)        (21,659)      (25,725)        (35,417)
                                                              ------------    ------------  ------------    ------------
Gross profit                                                        6,836           9,472        13,777          18,188
                                                              ------------    ------------  ------------    ------------
 Operating expenses:
  Selling, general and administrative expenses                     (7,192)         (6,032)      (13,842)        (12,691)
  Research and development                                         (1,147)           (892)       (2,552)         (2,089)
  Depreciation and amortization                                      (588)           (458)       (1,146)           (862)
  Impairment of goodwill                                                -          (6,015)            -          (6,015)
                                                              ------------    ------------  ------------    ------------
     Total operating expenses                                      (8,927)        (13,397)      (17,540)        (21,657)
                                                              ------------    ------------  ------------    ------------

Operating loss                                                     (2,091)         (3,925)       (3,763)         (3,469)

Net interest and other income                                         664             226         1,177             445

Foreign currency gain (loss), net                                      61              14           153             (11)
                                                              ------------    ------------  ------------    ------------

Loss before income taxes                                           (1,366)         (3,685)       (2,433)         (3,035)

Income tax benefit                                                    814             248           869              93
                                                              ------------    ------------  ------------    ------------

Net loss                                                      $      (552)    $    (3,437)  $    (1,564)    $    (2,942)
                                                              ============    ============  ============    ============

Net loss per share:

 Basic and diluted                                            $     (0.03)    $     (0.18)  $     (0.08)    $     (0.16)
                                                              ============    ============  ============    ============

Weighted average number of common and
 common equivalent shares:

 Basic and diluted                                             19,360,894      19,005,208    19,232,840      18,932,945
                                                              ============    ============  ============    ============

Cash dividends declared per share
 (2006: 5.0 cents for each of Q1 2006 and Q2 2006 (see note), $         -     $     0.045   $      0.10     $      0.09
  2005: 4.5 cents for Q1 2005 and Q2 2005)
                                                              ============    ============  ============    ============

Note: The Q2 2006 dividend was declared on March 30, 2006.

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

(US dollars in thousands, except per share data)                             June 30,      December 31,   June 30,
                                                                            -----------   ------------   ----------
                                                                              2006            2005         2005
                                                                            -----------   ------------   ----------
                                                                            (unaudited)                  (unaudited)
                                          Assets
Current assets:
 Cash and cash equivalents                                                   $  41,344       $  37,358    $  21,145
 Investment securities                                                           6,160          15,928        9,857
 Accounts receivable, net of allowances for doubtful accounts of $150
 ($165 as at December 31, 2005 and $131 as at June 30, 2005)                    10,810          18,703       16,709
 Inventories                                                                    33,907          21,420       39,097
 Prepaid expenses and other current assets                                       5,901           4,196        5,055
 Income taxes receivable                                                           432             479           23
 Deferred income taxes                                                           3,793           3,237        2,027
                                                                             ----------    ------------   ----------

   Total current assets                                                        102,347         101,321       93,913

   Property, plant and equipment, net                                           14,523          14,542       14,340

   Other assets                                                                    822             833          843

   Deferred income taxes, noncurrent                                               580             572        1,013
                                                                             ----------    ------------   ----------

   Total assets                                                              $ 118,272       $ 117,268    $ 110,109
                                                                             ==========    ============   ==========

                           Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable                                                            $  14,586       $   8,636    $  16,179
 Accrued payroll and employee benefits                                           1,321           3,833        1,415
 Accrued expenses                                                                5,248           5,987        5,712
 Income taxes payable                                                                5             417          136
                                                                             ----------    ------------   ----------

   Total current liabilities                                                    21,160          18,873       23,442
                                                                             ----------    ------------   ----------

   Total liabilities                                                            21,160          18,873       23,442
                                                                             ----------    ------------   ----------

Shareholders' equity:
 Common stock
   par value $0.01 each, 100,000,000 shares authorized, 19,405,736 shares outstanding (19,080,004 as at December 31, 2005 and 19,023,645 as at June
   30, 2005)                                                                       194             191          190
 Additional paid-in capital                                                      7,571           6,122        5,861
 Retained earnings                                                              89,543          93,025       81,265
 Deferred compensation                                                               -            (203)        (356)
 Accumulated other comprehensive loss                                             (196)           (740)        (293)
                                                                             ----------    ------------   ----------

   Total shareholders' equity                                                   97,112          98,395       86,667
                                                                             ----------    ------------   ----------

   Total liabilities and shareholders' equity                                $ 118,272       $ 117,268    $ 110,109
                                                                             ==========    ============   ==========

                              RADICA GAMES LIMITED
                        ANNOUNCES QUARTERLY CASH DIVIDEND


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JULY 10, 2006                                        CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     CHIEF FINANCIAL OFFICER
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that its Board of Directors has declared a quarterly dividend of $0.05 per share. The dividend will be payable on July 31, 2006, to shareholders of record as of July 14, 2006.


ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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